Filed by Poniard Pharmaceuticals, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Subject Company: Poniard Pharmaceuticals, Inc.
Commission File No. 0-16614

Poniard Pharmaceuticals Receives Favorable NASDAQ Decision for Continued Listing of Company Shares

SAN FRANCISCO, Calif. – September 6, 2011 – Poniard Pharmaceuticals, Inc. (Nasdaq: PARD), a biopharmaceutical company focused on the development and commercialization of innovative oncology products, today announced that, on September 2, 2011, it received written notification that the Nasdaq Listing Qualifications Hearings Panel (the “Panel”) has granted the Company’s request for continued listing of its common stock on The Nasdaq Capital Market, subject to satisfaction of certain conditions by December 31, 2011, including implementation of a reverse stock split sufficient to allow the stock to trade above $4.00, completion of the Company’s planned merger with ALLOZYNE, Inc. and approval from Nasdaq of the combined entity’s application for initial listing on The Nasdaq Capital Market upon completion of the merger.

As previously announced, on July 19, 2011, the Nasdaq Listing Qualifications Staff notified the Company that its securities were subject to delisting from The Nasdaq Capital Market because the Company did not meet the $1.00 minimum bid price requirement for continued listing. On July 25, 2011, the Company requested a hearing before the Panel to present its plan for achieving and maintaining compliance with Nasdaq listing rules, which action stayed delisting of its securities. The Company participated in a hearing before the Panel on August 25, 2011.

The Panel’s determination requires the Company to promptly notify the Nasdaq of any significant events that occur during the extension period, including any event that may call into question the Company’s merger plan or timeline or information that may impact the Company’s ability to meet all initial Nasdaq listing requirements. The Panel reserves the right to reconsider the terms of the extension based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities inadvisable or unwarranted. The Panel further noted that the Nasdaq Listing and Hearing Review Council may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of the decision. If the Listing Council determines to review this decision, it may affirm, modify, reverse, dismiss or remand the decision to the Panel. The Company will be immediately notified in the event the Listing Council determines that this matter will be called for review. If the Company is unable to meet the requirements set forth in the Panel’s decision, Poniard’s securities may be delisted from The Nasdaq Capital Market.

Important Additional Information

On July 25, 2011, Poniard filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus/consent solicitation and other relevant materials in connection with its proposed merger with ALLOZYNE. Once the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus/consent solicitation included in the Form S-4, as amended, will be mailed to Poniard and ALLOZYNE shareholders. Investors and security holders of Poniard and ALLOZYNE are urged to read the definitive proxy statement/prospectus/consent solicitation, when it becomes available, because it will contain important information about Poniard, ALLOZYNE and the proposed transaction.

Investors and security holders of Poniard will be able to obtain free copies of the definitive proxy statement/prospectus/consent solicitation, when it becomes available, through the website maintained by the SEC at www.sec.gov. Free copies of the definitive proxy statement/prospectus/consent solicitation, when it becomes available, and Poniard’s other filings with the SEC also may be obtained by contacting Poniard Pharmaceuticals, Inc., 750 Battery Street, Suite 330, San Francisco, CA 94111, or accessed via Poniard’s website at www.poniard.com.

Poniard, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the proposed transaction. Information regarding the directors and executive officers of Poniard and their interests in the proposed transaction will be available in the definitive proxy statement/prospectus/consent solicitation, when it becomes available.

About Poniard Pharmaceuticals

Poniard Pharmaceuticals, Inc. is a biopharmaceutical company focused on the development and commercialization of innovative oncology products. For additional information please visit http://www.poniard.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1994. Words such as “expect,” “estimate,” “project,” “forecast,” “anticipate,” “may,” “will,” “can,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the continued and initial listing of Poniard’s common stock on The Nasdaq Capital Market, Poniard’s ability to consummate the merger with ALLOZYNE, potential transaction timing, and other matters that involve known and unknown benefits, risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this press release. Such risks include, among others: the failure of Poniard shareholders to approve the issuance of shares in connection with the merger and/or the required reverse stock split; the failure of ALLOZYNE shareholders to approve the merger; Poniard’s ability to satisfy Nasdaq conditions for continued and initial listing of its common stock; actions by the SEC and NASDAQ; the failure of Poniard or ALLOZYNE to meet any of the conditions to the closing of the merger; the failure to realize the anticipated benefits of the merger or delay in realization thereof; the cash positions of Poniard and ALLOZYNE at closing of the merger; the ability of the combined company to obtain substantial additional financing on a timely basis and on favorable terms; the difficulty of developing biopharmaceutical products and obtaining regulatory or other approvals; the uncertainty regarding market acceptance of any products for which regulatory approval is obtained; whether certain market segments grow as anticipated; the competitive environment in the biopharmaceutical industry; the potential inability of Poniard to obtain, maintain, and enforce patent and other intellectual property protection for its product candidates; the success of future clinical trials; and the ability of Poniard to enter into and maintain collaborative arrangements to develop picoplatin on favorable terms. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in Poniard’s Annual Report on Form 10-K for the year ended December 31, 2010 and Poniard’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. In addition, investors and security holders are also urged to read carefully the risk factors set forth in the definitive proxy statement/prospectus/consent solicitation when it becomes available.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Poniard undertakes no obligation to update any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. All forward-looking statements are qualified in their entirety by this cautionary statement.

For Further Information:

David Pitts

Argot Partners

(212) 600-1902

david@argotpartners.com

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